EXHIBIT 99.1

Photo Release -- Alpha and Omega Semiconductor Introduces First Generation Alpha-MOS(TM) Technology Platform

High-Voltage MOSFET Enables High Efficiency AC-DC Conversion

SUNNYVALE, Calif., March 8, 2011 (GLOBE NEWSWIRE) -- Alpha and Omega Semiconductor Limited ("AOS") (Nasdaq:AOSL), a designer, developer and global supplier of a broad range of power semiconductors, introduced at APEC 2011 today its first high-voltage (600V) product based on a proprietary Alpha-MOS™ technology platform. By taking advantage of major enhancements in process technology, the new device offers designers exciting new opportunities to build higher efficiency power supplies and meet the increasingly stringent green product requirements.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8839

AOS continues to execute its strategy to be a full service power solution provider by introducing its proprietary 600V Alpha-MOS™ technology platform. The first product on this platform, AOTF27S60, is well suited for high voltage primary side applications. This new device reduces RdsA by a factor of 3.5 compared to its planar 600V MOSFETs, and improves the switching figure-of-merit Rds*Qg by a factor of 5.7. The Rds*Qg figure-of-merit is also 4.3 times lower than the super-junction technology recently released by a leading competitor. This state-of-the-art super-junction technology has been implemented on 200mm wafers, and promises to bring significant advantages in terms of process control, precision and cost. The device is available in TO-220, TO-220F, TO-262, TO-262F and D2PAK packages with Green and Pb-Free options.

"By lowering on-resistance and reducing capacitive switching losses, the move to Alpha-MOS™ offers power supply designers significant improvements in efficiency," said Dr. Anup Bhalla, Vice President of High-Voltage MOSFETs at AOS. "This product delivers very attractive benefits in a whole new range of markets where power requirements are increasingly demanding."

"We are very pleased with the introduction of this new high-voltage technology platform, which marks another important milestone in the continued execution of our strategy. AOTF27S60 is the first of many products we expect to introduce utilizing this new high-voltage platform," commented Dr. Mike Chang, President and CEO of AOS. "As discussed previously in our earnings call on February 2, 2011, we intend to step up our R&D efforts in the high-voltage area during this calendar year, and the introduction of this new technology platform today enables us to develop a portfolio of products based on this platform. We will be working closely with our customers in the upcoming months to compete for design-wins for our high-voltage products. Based on the typical product development and sales cycle, the production ramp is expected to begin slowly; nonetheless we expect this high-voltage product line will start to contribute meaningfully to our revenue in late calendar year 2012."

Technical Highlights

Device	Vds(max) Volts	Rds(max) ohm	Rds*Qg Ohm-nC	Rds*Qgd Ohm-nC	Co(er) @480V pF
AOTF27S60	600	0.16	3.64	1.23	69
Competitive Product A	600	0.16	10.5	5.32	66
Competitive Product B	600	0.165	5.85	1.95	83

Pricing and Availability

The new power MOSFET announced today is immediately available in production quantities. Pricing is $3.60/unit in 1,000-unit quantities. Prices are subject to change.

About AOS

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel TVs, battery packs, smart phones, portable media players, UPS, motor control and power supplies. For more information, please visit www.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends and anticipated product performance. These forward-looking statements include, without limitation, references to the efficiency and capability of new high-voltage products, potential new products and design wins based on the Alpha-MOS™ technology platform and the revenue potential of high-voltage product lines. Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the actual product performance in volume production, the quality and reliability of the product, our ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry, and other risks as described in the Company's annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

The photo is also available via AP PhotoExpress.

CONTACT: Media Contact: Clara Chan
         Tel: 408.789.3233
         Email: cchan@aosmd.com